Exhibit 12
WHITING PETROLEUM CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Six Months
	Ended	Year Ended December 31,
Fixed charges and preferred stock dividends:	June 30, 2010	2009	2008	2007	2006	2005
Interest expensed	$25,600	$53,582	$59,010	$65,977	$66,265	$35,245
Interest capitalized	783	3,406	3,129	3,664	556	—
Preferred stock dividends (1)	17,392	15,695	—	—	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	5,723	11,026	6,068	6,527	7,224	6,802
Estimate of interest within rental expense	326	603	431	424	386	298

Total fixed charges and preferred stock dividends	49,824	84,312	68,638	76,592	74,431	42,345

Earnings:
Income (loss) before income taxes	$341,986	$(162,835)	$408,820	$207,162	$233,272	$196,098
Income from equity investees	(643)	(1,581)	(1,625)	(1,365)	(282)	(409)
Fixed charges (above)	49,824	84,312	68,638	76,592	74,431	42,345
Preferred stock dividends (1)	(17,392)	(15,695)	—	—	—	—
Amortization of capitalized interest	559	776	463	97	41	41
Distributed income from equity investees	673	1,780	1,175	928	987	657
Interest capitalized	(783)	(3,406)	(3,129)	(3,664)	(556)	—

Total earnings	$374,224	$(96,649)	$474,942	$279,750	$307,893	$238,732

Ratio of earnings to fixed charges and preferred stock dividends (unaudited) (2)	7.51	—	6.92	3.65	4.14	5.64

(1)	Preferred stock dividends represent pre-tax earnings required to cover any preferred stock dividend requirements using our effective tax rate for the relevant period.

(2)	For the year ended December 31, 2009, earnings were inadequate to cover fixed charges and preferred stock dividends, and the ratio of earnings to fixed charges and preferred stock dividends therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges and preferred stock dividends to equal 1.00x (one-to-one coverage) was $181.0 million for the year ended December 31, 2009.